                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 FIRST AMENDMENT
                         RULE 13E-3 TRANSACTION STATEMENT
                UNDER SECTION 13E OF THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                          SENIOR CARE INDUSTRIES, INC.
                       (names of persons filing statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sect's 240.14a-1 through 240.14b-2), Regulation 14C (Sect's 240.14c-1 through 240.14c-101) or Rule 13e-3c (Sect's 240.13e-3c) under the Securities Act of 1934 ("the Act")

b. [X] Filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                         CALCULATION OF REGISTRATION FEE

Title of each                    Maximum          Proposed      Proposed
class of securities              Amount to        maximum       maximum             Amount of
to be registered                 be registered    offering      aggregate         registration
                                 per unit(1)      price         offering price        fee
------------------------------------------------------------------------------------------------
Series G preferred,
$.001 Par Value                    450,000        $1.35         $  607,500        $  273.35*
Common Stock, $.001 Par Value    5,400,000        $.75          $4,050,000        $1,012.50*
------------------------------------------------------------------------------------------------

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities which are being registered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of shares to be registered:         450,000 Series G preferred shares
Price of those shares on April 30, 2001:    $1.35

Paid on Aug. 29, 2001               $  91.10
Paid on May 7, 2001                   182.25
                                    --------
Total Paid:                           273.35

Number of shares to be registered within one year:   5,400,000 common shares
Price of those shares on December 15, 2001:               $.75

Paid on Dec. 26, 2001:              $1,012.50


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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $1,285.85
                                          -----------------------
                  Form or Registration No.: 333-64098
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             Dec. 26, 2001
                                          -----------------------

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                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 4

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 4

ITEM 4 TERMS OF THE TRANSACTION ................................. 4

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 4

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 4

ITEM 7 PURPOSES, ALTERNATIVES, REASONS & EFFECTS ................ 4

ITEM 8 FAIRNESS OF THE TRANSACTION .............................. 6

ITEM 9 REPORTS, OPINIONS, APPRAISALS & NEGOTIATIONS ............. 7

ITEM 10 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION ...... 8

ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ........... 8

ITEM 12 THE SOLICITATION RECOMMENDATION ......................... 8

ITEM 13 FINANCIAL STATEMENTS .................................... 8

ITEM 14 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED . 8

ITEM 15 ADDITIONAL INFORMATION .................................. 8

ITEM 16 EXHIBITS ................................................ 8

SIGNATURES ...................................................... 9

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ITEM 1 - SUMMARY TERM SHEET

The summary of the transaction which appears in the accompanying prospectus beginning on page 1 and are incorporated herein by reference.

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care Industries, Inc. is the company which is the subject of this transaction and all information regarding the company appears in the accompanying prospectus under the heading "description of business" beginning on page 27 and is incorporated herein by reference.

ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

The filing company is Senior Care Industries, Inc. and the background of that company and all other information which you may need in that regard can be found in the accompanying prospectus beginning on page 27, which information is incorporated herein by reference.

ITEM 4 - TERMS OF THE TRANSACTION

The terms of the transaction can be found in the accompanying prospectus in the section also entitled "Terms of the Transaction" beginning on page 18 and those terms are incorporated herein by reference.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

All contracts, transactions, negotiations and agreements can be found in the accompanying prospectus under the heading entitled "Related Party Transactions & Relationships" beginning on page 47 and those items are incorporated herein by reference.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The purposes of the transaction and plans or proposals can be found in the accompanying prospectus under "Management's Discussion & Analysis of Financial Condition & Results of Operations of Senior Care" beginning on page 48 as well as in "Description of Business of Senior Care" beginning on page 27 and those items are incorporated herein by reference.

ITEM 7 - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The purpose of this transaction is as follows:

The purpose of this transaction is to rectify the effect to company shareholders of a 30 to 1 reverse split of common stock which took effect on March 15, 2001. It is not the purpose of the intention of management to cause Senior Care to become a private company as a result of this transaction. The background which led to the tender offer to shareholders came about following the Annual Meeting of shareholders of the company on March 12, 2001 at which time, the shareholders authorized the Board of Directors to make a one time 30 to 1 reverse split of the Company's common stock. On the same day, the Board of Directors authorized a 30 to 1 reverse split which took effect on March 15, 2001.

Management heard from many shareholders after this occurred and many of them felt that they would never be able to recover their original investment in Senior Care and were confused by the reverse split. Some stated that they had paid between $1 and $2 per share for their stock and with the reverse, the stock would have to climb to a price between $30 to $60 just to bring them to a break even point. Some shareholders said that they believed this stock price for Senior Care was unlikely.

Management was faced with a confused shareholder base and believed that it had a duty to respond. For that reason, management decided to make the tender offer and the Board of Directors authorized a tender offer to shareholders under the terms of which shareholders are offered the right to tender their common stock and will receive in exchange 1 share of Series G preferred stock for each share of common stock they hold. The Series G preferred stock then is convertible into 60 shares of common stock in the company over time. 20% of the stock becomes convertible one year after the Series G preferred stock is issued and an additional 20% becomes convertible on each one year anniversary date thereafter until all of the preferred stock is convertible into common.

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Management considered the following alternatives to rectifying the effects of the reverse stock split:

Management considered doing nothing. In management's opinion, this alternative would have led to extended on-going and increased shareholder dissatisfaction with company policies and company management.

Management considered a tender offer under the terms of which each share of preferred would convert into 30 shares of common stock having the result that the shareholder would be returned to the same number of shares that the shareholder had prior to the reverse. This alternative was rejected because management believed that it only returned shareholder to a place that they had been prior to the reverse while causing the shareholder to wait for a total of five years before giving the shareholder, what management considered, was a meager benefit.

Management then considered the alternative which it actually decided to adopt, an offer which provided for each share of preferred to convert into 60 shares of common stock having the result that the shareholder would, in the end, receive a stock dividend for being required to wait five years to convert all of the preferred stock. The preferred shareholder would receive twice the number of common shares that the shareholder had before the reverse split occurred. This, management believed was most fair to the shareholders while at the same time would have a minimum effect on the company with only a modest dilution of the common stock over the total five year period.

The reasons for the structure of the tender offer are as follows:

The structure which was conceived by management for this transaction was the one which was considered the easiest for shareholders to understand and the one which would result in the least paperwork for the company and the stock transfer agent. It was decided that the easiest procedure would be to issue five certificates from the transfer agent when the Series G preferred stock is issued. Each certificate represents 20% of the number of Series G preferred stock that will be issued. The first one can be redeemed for common stock one year from the issue date, the second certificate in two years, and so forth, until all five certificate dates have been reached. This will take a total of five years. Each of these certificates has a specific conversion date specified on it. When the date arrives, the shareholder need only send that certificate into the transfer agent and the agent will issue the common stock.

The alternative to this structure which was considered and rejected was one whereby one certificate would be issued with that certificate having to be sent to the transfer agent on the anniversary date, a common stock certificate issued for 20% of the certificate and a new preferred certificate being issued for the balance. This idea was rejected as being too complex and unlike the structure which was adopted, did not flag the anniversary date to the shareholder as will the use of five certificates with the conversion date clearly set forth on the face of the certificate.

The reasons for undertaking the transaction at this time are as follows:

The tender offer was made as soon as practicable following the reverse split in order to mollify dissatisfied shareholders. Management believed that to delay making the tender would only cause greater distress and dissatisfaction.

The effects on the company resulting from this transaction are as follows:

The resulting effects on the company from making this tender offer will, it is hoped, lessen the negative impact from the reverse split, will reassure the investing public that the company is loyal to its shareholders and is interested in their comments and concerns.

The conversion of the Series G preferred stock will dilute the common stock over time as is more completely discussed in the accompanying prospectus in "Risk Factors" beginning on page 7 which are incorporated herein by reference.


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ITEM 8 - FAIRNESS OF THE TRANSACTION

In such instances as here, where it is possible that a tender offer could result in the stock of Senior Care being owned by less than 300 persons, the company could cease trading on the over-the-counter bulletin board.

In such circumstances, the company is required to state whether it reasonably believes that the transaction is fair or unfair to unaffiliated security holders, that is persons who are not company employees, officers, directors, consultants, insiders or persons who own more than 5% of the outstanding securities in the company.

The company who is filing this statement believes with good reason that the transaction by which the tender offer is being made to shareholders is both substantively and procedurally fair to unaffiliated shareholders, that is, to persons who are not officers, directors and/or insiders of the company and their affiliates. How management and the board of directors arrived at that conclusion is set forth in the discussion which follows.

Such security holders are entitled to know whether any directors dissented from the Board of Directors vote to make the tender offer to shareholders. At the meeting of the Board of Directors which was held on May 15, 2001, the following directors were present and voting:

Mervyn A. Phelan, Sr.
Bob Coberly
Scott Brake
John W. Cruickshank
Denzel Harvey


The following directors were not present and did not vote:

David Edwards
John Tanner

All of the directors, constituting a quorum voted to authorize the tender. The directors who were not present at the meeting and who did not vote, that is David Edwards and John Tanner, were contacted and asked their opinion of the tender offer which was being proposed. They both stated that they agreed with the decision of the board and had they been present at the meeting would have voted to support it.

This transaction is not structured so that approval of a majority of unaffiliated security holders is required.

The following directors are not employees of the company:

Scott Brake
Denzel Harvey
David Edwards
John Tanner

All of them are shareholders of the company. None of them has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

There are four directors who are not employees of the company as set forth above. Two of those directors attended the meeting of the Board which approved the tender and voted to make the tender offer. The other two members of the Board did not attend the meeting but noted that they would not dissent to the tender and stated that they had no objection to it. Thus, the transaction was not approved by a majority of directors who are not employees of the company because two of the four such directors voted to authorize the tender. However, the other two would have voted for the tender had they been at the meeting.

There have been no other offers of which the company is aware made by any unaffiliated persons, during the past two years for:

a. The merger or consolidation of the company with or into another company or vice versa;

b. The sale or other transfer of all or nay substantial part of the assets of the company; or

c. A purchase of our securities that would enable the holder to exercise control.

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

The important factors which normally are used to determine whether a transaction is fair are such things as current market price for our stock, historical market prices, net book value of the stock, the going concern value of the company, liquidation value of the company, whether the company has purchased any of its own stock in the last two years, whether the company obtained a fairness opinion from outside sources, an appraisal related to the Rule 13e-3 transaction and whether the company received any offers of the kind outlined above in the previous paragraph.

The only factor which was truly considered by management was the effect that the offer would have on the relationship between the company and its shareholders. Management believed that if the dissatisfied shareholders had an opportunity to obtain 60 shares of common stock for every 1 share they presently have by getting the 60 shares over time, this would have a positive effect upon shareholder respect for the company and its management.

The market price for the stock in Senior Care was considered when making the decision to make the tender offer. It was determined that market price would not be directly affected since the dilution which occurs from the conversion of Series G preferred occurs over a period of five years with a maximum dilution of 5,400,000 shares annually. A more complete discussion of the dilution which may result from this tender can be found in the Prospectus in "Frequently Asked Questions" on page 6 "Won't there be a big dilution of common stock once the Series G preferred shares are converted?"

Historical market prices were considered when making a determination as to whether the confusion of some shareholders could be understood, that is, that it was unlikely that the stock price of Senior Care after the reverse would be likely to rise to a point where shareholders who suffered the reverse and had bought Senior Care shares at a price of $2 to $3 per share could ever break even on their investment. Management decided that it was unlikely that these shareholder investors would ever be able to realize their initial investment and decided that the tender offer would be the most likely manner by which shareholders could potentially recover over time.

Net book value of the common stock in Senior Care was not a factor in making a determination as to whether the tender offer should be made. Also, going concern value and liquidation value were likewise, not a consideration in this analysis.

Senior Care has never purchased any of its own securities and therefore, the purchase price paid for its securities by the company could not be a factor in determining whether the tender offer should be made.

Management solicited no report, opinion other than an opinion of counsel and a tax opinion, both of which have been attached to the prospectus, from an outside party that is materially related to the Rule 13e-3 transaction. In particular, no opinion was solicited relating to the consideration or the fairness of the consideration to be paid to security holders who accept the tender offer or the fairness of the transaction to Senior Care or to security holders who are not affiliates, that is are not officers, directors and/or insiders of Senior Care and their affiliates.

No appraisal of the going concern value of the company has been obtained nor has an appraisal which would determine the liquidation value of the company. Nor has the company or any other person obtained a fairness opinion from outside sources such as a broker dealer, accountant or attorney, nor has an appraisal related to the 13e-3 transaction been obtained.

The tender is not intended to result in Senior Care becoming a private company.
Schedule 13e-3 had to be filed, as noted above, that Senior Care's common stock would be held by less than 300 persons after the tender is completed, thus resulting in the company being required to cease trading on the over-the-counter bulletin board.

ITEM 9 - REPORTS, OPINIONS, APPRAISALS, NEGOTIATIONS

The company has obtained no report, opinion or appraisal from any outside party that is materially related to the tender other than the opinion of counsel and tax opinion attached as exhibits to the accompanying prospectus which are incorporated herein by reference.

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

ITEM 10 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith as described in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 48 and are incorporated herein by reference.

ITEM 11 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

A discussion of Senior Care's securities can be found in the accompanying prospectus in the section entitled "Market Price for Senior Care Stock & Other Shareholder Matters" beginning on page 32 and "Related Party Transactions & Relationships" beginning on page 36 and those items are incorporated herein by reference.

ITEM 12 - THE SOLICITATION OR RECOMMENDATION

Senior Care does not make any recommendation regarding the tender offer to its shareholders which is discussed in the accompanying prospectus.

ITEM 13 - FINANCIAL STATEMENTS

Audited financial statements of Senior Care for the years ended December 31, 1999 and December 31, 2000 can be found attached to the accompanying prospectus and are incorporated herein by reference. Supplementary unaudited financial statements for the nine months ended September 30, 2000 and September 30, 2001 can also be found attached to the accompanying prospectus.

ITEM 14 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

LEGAL MATTERS:

A discussion of the retention of legal experts can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 66 and are incorporated herein by reference.

ACCOUNTANTS & AUDITORS:

A discussion of the retention of accountants and auditors can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 66 and are incorporated herein by reference.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 15 - ADDITIONAL INFORMATION

The accompanying prospectus explains the tender and all information regarding the tender under "Frequently Asked Questions" beginning on page 3 and "Risk Factors" beginning on page 7 and that information which appears therein is incorporated herein by reference.

ITEM 16 - EXHIBITS

The exhibits which are attached to the accompanying prospectus are incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Schedule 13e-3 and has duly caused this amended Tender Offer to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Beach, State of California, on December 27, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

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